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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2003

                       Commission File Number: 001-13240

                     Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                Santiago, Chile
                                 (562) 6309000
                     (Address of principal executive office)

                 Indicate by check mark whether the registrant
                    files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                             Form 20-F  |X|   Form 40-F |_|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(1):
                               Yes  |_|    No  |X|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(7):
                               Yes  |_|    No  |X|

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                               Yes  |_|    No  |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                           [Endesa-Chile Letterhead]

                                                        Santiago, March 11, 2003

Mr Alvaro Clarke de la Cerda
Superintendent of Securities and Insurance
Santiago

                                                                  MATERIAL EVENT

Dear Sir,

      In accordance with clauses 9, and 10, paragraph 2, of Law 18,045 and the provisions of General Regulation No.30 of the Superintendency, and under the powers conferred on me, I wish to inform you of the following material event:

      The board of directors, at its meeting held on February 27, 2003, agreed to advise as a material event, when it occurs, the fact of our reaching agreement with the banks named below to refinance part of the bank debt of Empresa Nacional de Electricidad S.A. (Endesa-Chile).

      I can now advise you that today, Endesa has reached agreement with BBVA S.A., Salomon Smith Barney Inc., Dresdner Kleinwort Wasserstein and Santander Central Hispano Investment Securities to begin a process of refinancing part of the company's bank debts amounting to US$700 million approximately. The banks named represent approximately 45% of the above-mentioned figure.

      The conditions of the operation, which involve the granting of certain additional collateral compatible with the limits allowed under agreements covering the rest of Endesa's debt, has already been approved by the board of Endesa and by the four above-mentioned banks, and will be presented soon to the rest of the banks for their consideration and approval.

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      The proposed refinancing has a new term of up to 2008, with semi-annual repayments beginning 30 months from the start of the new operation. The clause allowing for anticipated debt repayment in the event of a deterioration in the company's credit rating will be replaced by a combination of new financial covenants and commitments that meet the company's business plan.

      This refinancing process fits within the framework of the Financial Strengthening Plan recently adopted by the company, whose principal objective is to reduce the company's debt.

      Sincerely,

                              Carlos Martin Vergara
                                  Legal Counsel

                           [Endesa-Chile Letterhead]

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        EMPRESA NACIONAL DE ELECTRICIDAD S.A.

                                        BY: /S/ CARLOS MARTIN VERGARA
                                            ------------------------------------
                                                   Carlos Martin Vergara
                                                        Legal Counsel

Dated:  March 11, 2003

                                                        Santiago, March 11, 2003

Mr Alvaro Clarke de la Cerda